Algonquin Power & Utilities Corp. Announces Offering of U.S. $750 million Private Placement Notes
OAKVILLE, ON, March 1, 2017 - Algonquin Power & Utilities Corp. ("APUC") (TSX: AQN, NYSE: AQN) today announced that Liberty Utilities Co., APUC's regulated distribution utility holding company, has entered into an agreement for the issuance of U.S. $750 million of senior unsecured private placement notes through an affiliated special purpose financing entity. The notes are of varying maturities ranging from 3 to 30 years with a weighted average life to maturity of approximately 15 years and an effective weighted average interest expense of 3.6%.
The proceeds of the offering will be used to repay the remaining balance of APUC’s bank facility drawn on closing of the acquisition of The Empire District Electric Company and refinance certain other existing indebtedness. The financing is the fifth series of notes issued pursuant to Liberty Utilities' master indenture and is expected to close before the end of March 2017.
"The acquisition of The Empire District Electric Company marks a major milestone in APUC’s history and adds significant scale to our regulated utilities financing platform,” commented David Bronicheski, APUC’s Chief Financial Officer. "This private placement debt financing completes the financing plan for our Empire acquisition and delivers our noteholders and utility customers the benefits from our large diversified portfolio of regulated utilities."
The senior notes have been assigned a provisional credit rating of BBB (high) by DBRS Limited.
The offering is being co-led by J.P. Morgan and Wells Fargo Securities LLC.
About Algonquin Power & Utilities Corp.
APUC is a North American diversified generation, transmission and distribution utility with $10 billion of total assets. Liberty Utilities provides rate regulated natural gas, water, and electricity generation, transmission, and distribution utility services to over 782,000 customers in the United States. APUC is committed to being a North American leader in the generation of clean energy through its portfolio of long term contracted wind, solar and hydroelectric generating facilities representing more than 1,150 MW of installed capacity. APUC delivers continuing growth through an expanding pipeline of renewable energy development projects, organic growth within its rate regulated generation, distribution and transmission businesses, and the pursuit of accretive acquisitions. Common shares and preferred shares are traded on the Toronto Stock Exchange under the symbols AQN, AQN.PR.A, and AQN.PR.D.  APUC's common shares are also listed on the New York Stock Exchange under the symbol AQN.
Visit APUC at www.AlgonquinPowerandUtilities.com and follow us on Twitter @AQN_Utilities.
For Further Information:
Ian Tharp
Vice President, Investor Relations
Algonquin Power & Utilities Corp.
354 Davis Road, Suite 100, Oakville, ON L6J 2X1
Telephone: (905) 465-6770